Filed by Chevron Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a–12
under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation
Commission File No.: 001-08968

Mike Wirth Employee Letter

Subject: Chevron Announces Agreement to Acquire Anadarko

Hello Everyone,

I am excited to let you know that today we announced that we have entered into an agreement to acquire Anadarko Petroleum Corporation, which we believe will further enhance our advantaged portfolio by adding high-quality and complementary assets as we continue to meet the world’s growing demand for energy.

This acquisition is a great opportunity for our company and our stockholders. Anadarko will further strengthen our position in a number of key areas where we are already strong – expanding our presence in the Permian, enhancing our position in the Gulf of Mexico, and adding a world-class gas resource in Mozambique.

Today’s announcement underscores our commitment to further high-grade our portfolio and deliver winning results. This acquisition aligns with our upstream strategy to deliver industry-leading returns while developing high-value resource opportunities. It will make our company more competitive and reinforce our ability to win in any environment.

I appreciate that you may have questions about how today’s announcement will affect you, your work and the operations of our combined businesses.

To ensure a smooth transition, Al Walker, Chairman and CEO of Anadarko, and I have asked two experienced leaders – Joe Geagea, executive vice president of Technology, Projects and Services for Chevron, and Bob Gwin for Anadarko – to lead our integration efforts. We are committed to being transparent with you throughout this process, and you can expect frequent communications from the integration team as their work progresses.  Additional information, including questions and answers, can be found [on Chevron's intranet site].

It is important to understand that until the deal officially closes, we will continue to operate as separate companies. For this reason, any contact with Anadarko, aside from the integration efforts, should be restricted to only those interactions that are a normal part of our jobs. In the meantime, it is important that we continue to focus on delivering safe, reliable results.

I am confident that this acquisition will further our purpose of enabling human progress by providing affordable, reliable and ever-cleaner energy.

Thank you for all your hard work.

Mike